Exhibit 12.1

Pacific Continental Corporation

Exhibit 12 - Ratio of Earnings to Fixed Charges

in (000)’s

March 29, 2013

	Year Ended December 31,
	2012	2011	2010	2009	2008
A. Fixed Charges
(a) interest expensed and capitalized	5,818	8,615	12,172	12,836	16,674
(b) amortization premiums, discounts and capitalized expenses to indebtedness	—	—	—	—	—
(c) an estimate of interest within rental expense	376	380	379	343	314
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

	6,194	8,995	12,551	13,179	16,988

Deposit interest expense	4,059	6,544	9,293	9,553	10,142

B. Preference security Dividend	—	—	—	—	—

C. Earnings
(a) pre-tax income from continuing operations before adjustment for income or loss from equity investees	18,812	7,059	7,816	(8,718)	20,378
(b) fixed charges	6,194	8,995	12,551	13,179	16,988
(c) amortization of capitalized interest	—	—	—	—	—
(d) distributed income of equity investees	—	—	—	—	—
(e) pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	25,006	16,054	20,367	4,461	37,366

less:
(a) interest capitalized	—	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

	25,006	16,054	20,367	4,461	37,366

Ratio of earnings to fixed charges:
Excluding interest on customer deposits	4.04	1.78	1.62	0.34	2.20
Including interest on customer deposits	11.71	6.55	6.25	1.23	5.46
Ratio of combined fixed charges and preference dividends to earnings:	N/A	N/A	N/A	N/A	N/A